SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        SHAMPAN, LAMPORT HOLDINGS LIMITED
                 (Name of Small Business Issuer in Its Charter)

          Washington                                         98-0138706
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                            Identification  No.)

  609 Granville Street, Suite 1260
      Vancouver, B.C., Canada                                    V7Y 1G5
(Address of Principal Executive Offices)                        (Zip Code)

         Issuer's Telephone Number, Including Area Code: (604) 687-0888

         Securities registered under Section 12(b) of the Exchange Act:

                                      None

         Securities registered under Section 12(g) of the Exchange Act:

                     Common Stock, par value $0.01 per share

INFORMATIONAL NOTE

SINCE JULY 8, 1996 THE COMPANY HAS FILED ANNUAL, QUARTERLY AND OTHER PERIODIC REPORTS IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934. PORTIONS OF SUCH PRIOR FILINGS HAVE BEEN INCORPORATED BY REFERENCE WHERE APPLICABLE INTO THIS REGISTRATION STATEMENT.

FORWARD-LOOKING STATEMENTS

Statements in this registration statement, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this registration statement and include statements regarding the intent, belief or current expectations of Shampan, Lamport Holdings Limited and its directors or officers. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with any legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. These forward-looking statements speak as of the date of this registration statement and the Company undertakes no obligation to update such statements in light of new events or otherwise.

                                     PART I
Item 1.  Description of Business.

General

The Company was incorporated as Allegiant Technologies Inc. on December 28, 1993. It acquired SuperCard, a multimedia software development tool, together with its customer franchise, from Aldus Corporation on February 4, 1994, and thereafter developed for sale various product upgrades and ancillary software products. The Company incurred substantial start up, development and other expenses in excess of revenues, which resulted in cumulative net losses exceeding $5 million. The Company's revenues were substantially derived from the sale of SuperCard and to a much lesser extent the sale of ancillary software products, all for the Macintosh platform.

The Company's results of operations were adversely impacted by the following factors: (1) the Company was not able to secure adequate financing to complete new product under development, including a Windows version of SuperCard, and to maintain effective marketing strategies, (2) the Company's existing products were sold into a market segment that had experienced significant sales declines, and (3) the decline in sales of Macintosh computers and related Macintosh software in 1995 and 1996. As a consequence of these factors the Company was forced to cease operations, terminate all employees, change management and undertake a capital reorganization. (Please refer to the Company's Form 10-KSB for the year ended December 31, 1998 on file with the Securities and Exchange Commission for a complete discussion regarding the capital reorganization.)

On May 31, 1998 the Company disposed of its technology assets to an arms length purchaser. The proceeds from the sale were used to settle certain obligations of the Company.

On July 21, 1998 the Company changed its name from Allegiant Technologies Inc. to Shampan, Lamport Holdings Limited.

Presently, the Company is exploring and intends to enter into a new line of business, which may be highly speculative. The Company will remain dormant until additional financing is secured and such new operations are determined.

As disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 1999, the Company entered into a non-binding letter of intent to acquire, by way of merger, all of the issued shares of takeoutmusic.com, Inc., a privately held Delaware corporation engaged in the business of distributing music in digital format over the world wide web. Consummation of the transaction pursuant to the letter of intent is subject to the completion of the negotiation and execution of a definitive merger agreement, satisfactory due diligence and other conditions. There can be no assurance that the merger will be consummated on the terms previously disclosed or at all.

Risk Factors

Historical Losses; Working Capital Deficit The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations to date. As at September 30, 1999, the date of its most recent filing with the Securities and Exchange Commission on Form 10-QSB, the Company had cash equivalents of $1,085 and a working capital deficit of $268,832. Total liabilities exceeded the book value of total assets by $268,832.

The Company's ability to satisfy its liabilities and meet its obligations as they become due is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company, and there are no assurances that the Company will be successful in securing such additional funding. As a consequence, there exists a risk that the Company will be forced to seek protection from its creditors under federal or state bankruptcy statutes.

Uncertainty of Future Operations Management continues to explore potential new lines of business, which may be highly speculative and which may not be profitable. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the new line of business. While management intends to seek business combinations with business entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the identified business and numerous other factors beyond the Company's control.

The  Company   entered   into  a   non-binding   letter  of  intent  to  acquire
takeoutmusic.com, Inc. There can be no assurance that the transaction will be consummated.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Management's Discussion and Analysis of Financial Condition

Management's discussion and analysis of the Company's financial condition and results of operations is incorporated by reference to the following documents on file with the Securities and Exchange Commission.

FORM 10-KSB for the year ended December 31, 1998; FORM 10-QSB for the quarterly period ended March 31, 1999; FORM 10-QSB for the quarterly period ended June 30, 1999; FORM 10-QSB for the quarterly period ended September 30, 1999.

On December 20, 1999 the Company completed a reverse split of its issued common stock on a 3 (old) shares for 1 (new) shares basis. Following the reverse split the total number of shares of common stock of the Company issued as of December 31, 1999 was 2,438,889. In addition, the Company has outstanding warrants entitling the holders to purchase, in the aggregate, an additional 561,111 shares of common stock at a purchase price of $0.5175 per share. The warrants expire at the close of business on October 15, 2000.

Item 3.  Description of Property.

None

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information with respect to beneficial ownership of Common Stock as of December 31, 1999, by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table herein under Item 6, and (iv) all current directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, each person or entity has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person or entity.

                                                          Number of
                                                           Shares                       Percentage of
                                                        Beneficially                     Outstanding
Name of Stockholder                                        Owned                          Shares(1)
___________________                                     _____________                   ______________
Steven A. Rothstein
Chief Executive Officer, Director
Suite1560, 875 North Michigan Ave.
Chicago, Illinois...............................           773,359(2)                        28.94%

Robert H. Daskal
Chief Financial Officer and Secretary
Suite1560, 875 North Michigan Ave.
Chicago, Illinois...............................            25,000                            1.02%

Craig Gould
Director
Suite1560, 875 North Michigan Ave.
Chicago Illinois................................            25,000                            1.02%

Edward Lewis
Director
Suite 995, 11845 West Olympic Blvd.
Los Angeles, California.........................            55,347                            2.27%


                                       6


William D. McCartney
Director
Suite 1260, 609 Granville Street
Vancouver, Canada...............................           167,180(3)                         6.85%

Steven Rabinovici
48 Country Drive
Plainview, New York.............................           591,166(4)                        22.12%

Geller & Friend Partnership I
Suite 650, 3333 Michelson Drive
Irvine, California..............................           188,888(5)                         7.46%

Joel B. Staadecker
1-1091 Walkers Hook Road
Salt Spring Island, Canada......................           171,667                            7.03%
______________________________________________________________________________________________________
All directors and executive
officers as group (5 persons)...................         1,045,896(6)                        39.14%

(1) The percentages reflected in this column are based on the assumption that the respective owner exercises any rights he or it has to purchase additional shares of Common Stock within sixty days from the date hereof and excludes all other shares of Common Stock reserved for issuance.

(2) Includes 440,000 shares of common stock and warrants to purchase an additional 233,333 shares of common stock held directly, and 100,026 shares of common stock held by minor children of Mr. Rothstein.

(3) Includes 110,585 shares held indirectly by a company in which Mr. McCartney has a 50% controlling interest. The balance of shares are held indirectly by a company controlled by Mr. McCartney.

(4) Includes 358,333 shares of common stock and warrants to purchase an additional 233,333 shares of common stock held directly.

(5) Includes 94,444 shares of common stock and warrants to purchase an additional 94,444 shares of common stock held directly.

(6) Includes 812,620 shares of common stock and warrants to purchase an additional 233,333 shares of common stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The following individuals are the Directors and executive officers of the Company. There are no family relationships between any of the Directors and officers.

                                       7

    Name                                        Age      Position
    ----                                        ---      --------

Steven A. Rothstein(1).......................... 49      President, Chief Executive Officer and Director
Robert H. Daskal  .............................. 58      Chief Financial Officer and Secretary
William D. McCartney(1)......................... 44      Director
Craig Gould(1).................................. 30      Director
Edward Lewis ................................... 70      Director
--------------------
(1)  Member of the Audit Committee

Biographical information relating to Messrs Rothstein, Daskal, McCartney and Gould is incorporated by reference to the Company's FORM 10-KSB for the year ended December 31, 1998 on file with the Securities and Exchange Commission.

Mr. Lewis has served as a Director of the Company for the periods from June, 1997 to September 1997, from June, 1998 to February, 1999 and from May, 1999 to the present. He presently serves as proprietor of Lewis Enterprises, a private business engaged in the managing of several limited partnerships that are involved in the exploration, development and marketing of natural gas. Mr. Lewis is a graduate of the University of Michigan (1951) and Yale University Law School (1955).

Item 6.  Executive Compensation.

The following table sets forth all compensation awarded to, earned by, or paid for services to the Company in all capacities during the fiscal years ended December 31, 1998 and 1999 to the Company's chief executive officer. Except as described below, no director or executive officer received total compensation in respect of the 1998 or 1999 fiscal years exceeding $100,000.

                           Summary Compensation Table

                                                                       Annual Compensation
                                                    --------------------------------------------------------
                                                    Year              Salary          Other           Total
                                                    --------          -------      -----------     ---------
Steven A. Rothstein                                  1999                Nil       $ 14,000(1)      $ 14,000
President, C.E.O., Director                          1998                Nil       $ 21,000(2)      $ 21,000

(1)      Comprises $14,000 in management fees.

(2) Includes $6,000 in management fees and $15,000 in finance fees paid in connection with the granting of a loan to the Company.

Directors' Compensation

The Company does not currently compensate its directors under any standard arrangement, but they are reimbursed for their out-of-pocket expenses in serving on the Board of Directors.

Stock Options

No stock options were granted during the year and no options were outstanding as of December 31, 1999.

Item 7.  Certain Relationships and Related Transactions.

The Company borrowed the sum of $100,000 from Mr. Rothstein pursuant to a promissory note dated February 13, 1997 (the "First Note"). The terms of the First Note were amended on May 1, 1998 and currently provide that it is not secured and is payable on demand together with interest accrued at the rate of 10% per annum. The Company borrowed the additional sum of $50,000 from Mr. Rothstein pursuant to a second promissory note on May 1, 1998 (the "Second Note"). The terms of the Second Note were amended July 31, 1999 and currently provide that it is not secured and is payable on demand without interest. Pursuant to the original terms of the Second Note, interest was paid on the Second Note to July 31, 1999. In connection with the First and the Second Notes, the Company paid or accrued interest in the amount of $12,917 to Mr. Rothstein during the year.

Item 8.  Description of Securities

The following constitutes a brief summary of the Company's Articles of Incorporation and Bylaws. Such summary does not purport to be fully complete and is qualified in its entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

Common Stock. The Company's Articles of Incorporation authorize it to issue up to one hundred million (100,000,000) Shares of Common Stock, which carry a par value of $0.01 per Share. All outstanding Shares of Common Stock are fully paid and non-assessable.

Preferred Stock. The Company's Articles of Incorporation authorize it to issue up to fifty million (50,000,000) Shares of Preferred Stock. The Board of Directors have the authority to divide the Shares of Preferred Stock into one or more series; to designate the number of shares of each series and the designation thereof; to fix and determine the relative rights and preferences as between series, including the dividend rate, conversion rights, voting rights and terms of redemption; and to amend the relative rights and preferences of any series that is wholly issued. There are no Shares of Preferred Stock issued at the date of this registration statement.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities subject to the rights and preferences of any issued preferred stock.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Shares of Common Stock are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters.

Market for Common Equity

The Company seeks registration under this Form 10-SB to ensure the Company's continued eligibility for listing on the OTC Bulletin Board. Currently, the Company's Common Stock is traded on the OTC Bulletin Board under the symbol "SLHX" (as a consequence of a share reverse split made effective December 20, 1999, the Company's symbol is temporarily "SLHXD").

The following table sets forth the high and low prices per share of the Company's Common Stock on the OTC Bulletin Board for all fiscal quarters since January 1, 1998. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and have been adjusted, where appropriate, to reflect the four for one share reverse split that was made effective July 21, 1998 and the three for one share reverse split that was made effective December 20, 1999.

                                       10

                  Quarter
                  Ended                            High                        Low
                  --------------                  -------                     -----

                  March 31, 1998                  $  0.75                     $0.24
                  June 30, 1998                   $  1.08                     $0.48
                  September 30, 1998              $  0.84                     $0.21
                  December 31, 1998               $  0.90                     $0.03

                  March 31, 1999                  $  0.15                     $0.03
                  June 30, 1999                   $  0.15                     $0.15
                  September 30, 1999              $  1.13                     $0.15
                  December 31, 1999               $11.00                      $0.30

On December 31, 1999, the last reported bid and ask prices of the Common Stock on the OTC Bulletin Board were as follows: BID:$9.75 ASK:$10.25

As at December 31, 1999 there were approximately 64 holders of record of the Company's Common Stock. The Company estimates that there are greater than 300 beneficial holders of the Company's Common Stock.

Dividends

The Company has not paid any dividends on its Common Stock since its inception. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and other factors deemed relevant by the Board of Directors.

Item 2.  Legal Proceedings.

None

Item 3.  Changes In and Disagreements With Accountants

As reported in the Company's Form 8-K filing with the Securities and Exchange Commission on December 12, 1997, Ernst & Young LLP ("Ernst & Young") resigned and Moss Adams LLP was appointed as independent auditors of the Company effective December 5, 1997. There were no reportable disagreements between the Company and Ernst & Young. The disclosure required hereby is incorporated by reference to the Company's Form 8-K on file with the Securities and Exchange Commission.

Item 4. Recent Sales of Unregistered Securities

Sales of unregistered securities, by the Company, during the year are as follows:

Date               Securities
Of Issuance        Identity        Sold(1)                    Consideration      Exemption
_____________________________________________________________________________________________

July 31, 1999      Creditors       56,138 shares of           $26,750            Regulation S
                   (1 person)      common stock               Debt Settlement

July 31, 1999      Creditors       133,333 shares of          $36,250            Section 4(2)
                   (2 persons)     common stock               Debt Settlement

(1) The number of shares issued have been adjusted to reflect a three for one share reverse split that was made effective December 20, 1999.

Item 5.  Indemnification of Directors and Officers

The Company may indemnify and hold harmless to the full extent permitted by applicable law each person who was or is made a party to or is threatened to be made a party to any actual or threatened action, suit, or other proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company.

                                    PART F/S

The financial statements of the Company are incorporated by reference to the following documents on file with the Securities and Exchange Commission.

FORM 10-KSB for the year ended December 31, 1998; FORM 10-QSB for the quarterly period ended March 31, 1999; FORM 10-QSB for the quarterly period ended June 30, 1999; FORM 10-QSB for the quarterly period ended September 30, 1999.

                                    PART III
Item 1.  Index to Exhibits

Exhibit No.                                 Description
--------------------------------------------------------------------------------

3.1(a) Articles of Incorporation of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), filed on July 8, 1996 as Exhibit 3.1 to the Registration Statement of Allegiant Technologies, Inc., on Form SB-2, Reg. No. 333-07727, and hereby incorporated by reference.

3.1(b) Articles of Amendment to Articles of Incorporation of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), dated effective as of June 6, 1996.

3.1(c) Articles of Amendment to Articles of Incorporation of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), dated effective as of July 21, 1998.

3.1(d) Articles of Amendment to Articles of Incorporation of Shampan, Lamport Holdings Limited, dated effective as of December 20, 1999.

3.2 By-Laws of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), filed on July 8, 1996, as Exhibit 3.2 to the Registration Statement of Allegiant Technologies, Inc., on Form SB-2 Reg. No. 333-07727 and hereby incorporated by reference.

4.1      Warrant Agreement between Shampan,  Lamport Holdings Limited and Steven
         A. Rothstein dated July 21, 1998, the expiration date of which was extended via a board resolution as stated on Form 8-K, and hereby incorporated by reference.

4.2 Warrant Agreement between Shampan, Lamport Holdings Limited and Steven Rabinovici dated July 21, 1998, the expiration date of which was extended via a board resolution as stated on Form 8-K, and hereby incorporated by reference.

4.3 Warrant Agreement between Shampan, Lamport Holdings Limited and Geller & Friend Partnership I dated July 21, 1998, the expiration date of which was extended via a board resolution as stated on Form 8-K, and hereby incorporated by reference.

10.1 Incentive Stock Option Plan of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), filed on July 8, 1996 as Exhibit
         10.5 to the Registration Statement of Allegiant Technologies, Inc. on form SB-2, Reg. No. 333-07727, and hereby incorporated by reference.

10.2 Form of Indemnity Agreement of Shampan, Lamport Holdings Limited (f/k/a/ Allegiant Technologies, Inc.), filed on July 8, 1996 as Exhibit
         10.8 to the Registration Statement of Allegiant Technologies, Inc. on form SB-2, Reg. No. 333-07727, and hereby incorporated by reference.

16 Letter re. Change in Registrant's Certifying Accountant filed on December 12, 1997 as Exhibit 99 to the Current Report on Form 8-K of Shampan, Lamport Holdings Limited, and hereby incorporated by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SHAMPAN, LAMPORT HOLDINGS LIMITED



Date: January 6, 2000                     By: /s/ Steven A. Rothstein
                                           Steven A. Rothstein
                                           President and Director
                                           (Chief Executive Officer)